Rio Narcea Gold Mines, Ltd.

NEWS RELEASE

May 14, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces First Quarter 2007 Results

Record Revenues and Cash Flow from Nickel Production

(All dollar amounts in thousands of U.S. dollars unless otherwise stated)

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced its results for the first quarter ended March 31, 2007.

First Quarter Highlights

▪

Revenues $62,661, of which record $57,955 derived from nickel operations.

▪

Net income $26,350.

▪

Operating cash flow $25,234 ($36,716 before changes in working capital (a)). The Aguablanca nickel mine provided $31,016 operating cash flow (record $39,880 before changes in working capital (a)).

▪

$71,718 of cash and cash equivalents.

▪

$22,149 debt repaid during the first quarter.

▪

$11,935 spent on mineral properties, mainly related to construction of the Tasiast gold project.

▪

Production from Aguablanca 3.6 million pounds nickel and 3.6 million pounds copper. Sales were 3.6 million pounds nickel at cash cost of $8.19 per pound(a), of which $7.43 per pound corresponds to treatment, refining and transportation charges paid to the smelter(b).

▪

Construction of Tasiast project nears completion with first gold pour expected by mid-2007.  An aggressive exploration program has commenced.

▪

Exploration drilling at Aguablanca confirms extensions at depth of main mineralized zone.

(a) Refer to “Non-GAAP measures” section of the MD&A

(b) There is a price participation clause embedded in the calculation of the treatment charges.

On April 20, 2007, Lundin Mining Corporation and a wholly-owned subsidiary of Lundin Mining Corporation (collectively “Lundin”) made an offer to acquire all of the outstanding common shares and warrants of the Company for C$5.00 cash and C$1.04 cash, respectively (refer to “Take-over bid” section below).

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First Quarter Financial Results

For the first quarter ended March 31, 2007, net income was $26,350 or $0.16 per share compared to $2,906 and $0.02 per share in the same period of 2006.  Revenues from nickel operations amounted to $57,955 for the first quarter of 2007 ($27,208 in the same period of 2006). Operating cash flow from nickel operations in the first quarter 2007 of $31,016 contributed to positive operating cash flow of $25,234 for the quarter compared to $1,832 in the same period of the prior year. The Aguablanca nickel mine provided operating cash flow before changes in working capital of $39,880 during the first quarter 2007.

Selected Quarterly Information

	Three Months Ended March 31,
	2007	2006
	$	$
Revenues	62,661	47,401
Net income	26,350	2,906
Net income per share – basic	0.16	0.02
Net income per share – diluted	0.16	0.02
Cash provided by operating activities	25,234	1,832
of which from the Aguablanca nickel mine	31,016	6,811
Cash provided by operating activities before changes in components of working capital (a)	36,716	12,053
of which from the Aguablanca nickel mine	39,880	14,211

(a) Refer to “Non-GAAP Measures” section of the MD&A.

A complete set of Rio Narcea’s Quarterly Report to Shareholders with Management Discussion and Analysis for the first quarter-ended March 31, 2007 will be posted on our website at www.rionarcea.com  and has been filed with SEDAR at www.sedar.com.

Subsequent Events

Take-over bid

On April 4, 2007, Lundin Mining Corporation and a wholly-owned subsidiary of Lundin Mining Corporation (collectively “Lundin”) and the Company signed a support agreement pursuant to which Lundin has made an offer to acquire, by way of a take-over bid, all of the outstanding common shares of the Company, on a fully diluted basis, and all of the outstanding warrants of the Company. The offer consideration is C$5.00 cash for each common share and C$1.04 cash for each warrant. If the support agreement is terminated under certain circumstances, the Company would be obliged to make a termination payment of C$25.0 million ($21.7 million, approximately) to Lundin.

On April 20, 2007, in accordance with the terms of the support agreement, Lundin mailed the Take-over Bid Circular to Rio Narcea shareholders and warrantholders. The offer is open for acceptance, unless withdrawn or extended by Lundin, until May 29, 2007. Also on April 20, 2007, the Company mailed the Directors’ Circular in respect of the offer to its shareholders and warrantholders, in which Circular the Directors of the Company have unanimously recommended to Rio Narcea shareholders and warrantholders that they accept the offer.

Refer to the Directors’ Circular posted on www.sedar.com by the Company on April 20, 2007.

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Review of Mining Operations

Aguablanca nickel operation

The Aguablanca nickel mine produced 3.6 million pounds of nickel and 3.6 million pounds of copper during the first quarter of 2007 compared to 3.5 million pounds of nickel and 3.4 million pounds of copper in the same period of 2006. The treatment plant processed 406,800 tonnes of ore in the three month period ended March 31, 2007, 29% more than in the same period of 2006. Head grades during the quarter were 0.54% and 0.45% for nickel and copper, respectively (0.68% and 0.54% for nickel and copper respectively in the same period of 2006), and tailing grades improved to 0.14% for nickel and 0.04% for copper (equivalent to recoveries of 74.0% and 90.8%, respectively). In addition, nickel and copper grades in concentrate increased to 7.3% and 7.3%, respectively, contributing to a reduction in both treatment and transportation costs. At the end of February changes were implemented to the flotation process, and as a result, nickel and copper grades in concentrate increased further in March to 8.2% and 8.1%.  With completion of the first quarter 2007, Rio Narcea expects to meet its estimated production targets for the year which, at prevailing metal prices, should result in another record year of performance.

During April, 142,400 tonnes of ore were processed for production of 1.3 and 1.1 million pounds of nickel and copper, respectively.

Mining rates during the quarter conformed to plant production and the mine performed well.  Underground mine planning proceeded during the first quarter utilizing the services of Australian Mining Consultants (“AMC”) and will be completed in the second quarter of 2007.

Tasiast gold project

The Tasiast project continued to adhere to its on-time construction schedule during the first quarter of 2007.   Total capital expenditure for construction of the project, including working capital and owner’s costs, amount to $80,477, of which $66,649 had been spent as at March 31, 2007. The remaining project expenditures will be financed from the Company’s existing cash resources.  Mechanical completion of the plant followed by plant commissioning is expected in May, with first gold pour expected in June.

Highlights of the construction progress, as at March 31, 2007, are as follows:

•

SENET:

o

All engineering completed.

o

All orders procured.

o

All major equipment in Mauritania.

o

Civil construction nearly finished.

o

Structure and mechanical construction set for completion in May 2007.

o

Camp facilities completed.

o

Pre commissioning commenced in late March.

•

Other:

o

Access road complete.

o

Construction of air-strip in progress.

o

Tailings facility, paddock 1, completed. Paddock 2 will be completed in May.

o

Water boreholes and pipeline to site completed.

o

Power plant installed and operational.

o

Mining and explosives contractors have started at site. Ore production commenced in March.

o

All key managerial personnel hired.

o

Exploration and resource expansion drilling to commence in early May 2007.

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Mineral reserves of the Tasiast project, calculated at a gold price of $491 per ounce, amount to 1,040,000 ounces of proven and probable reserves, included in 12.0 million tonnes of ore at an average grade of 2.70 grams per tonne. Mineral resources (including reserves) are 1,230,000 ounces of gold in the measured and indicated categories, included in 14.6 million tonnes of mineralized material at an average grade of 2.63 grams per tonne; and 1,165,000 ounces of gold in the inferred category, included in 18.6 million tonnes of mineralized material at an average grade of 1.94 grams per tonne (refer to the MD&A for the year-end 2006).

Salave

Having commenced the permitting process in 2004, all requisite documentation was presented by the Company for approval during 2005. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. This decision, which was not based on environmental factors, was not anticipated as it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land having declared it of public interest for mining use. After review of its legal options, the Company commenced legal applications in the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action remain uncertain.

The Salave deposit hosts mineral resources of 1,462,176 ounces of gold in the measured and indicated categories, included in 15.2 million tonnes of mineralized material at an average grade of 2.99 grams per tonnes; and 223,387 ounces of gold in the inferred category, included in 2.8 million tonnes of mineralized material at an average grade of 2.47 grams per tonne (refer to the MD&A for the year-end 2006 on the Company’s website or at www.sedar.com).

El Valle and Carlés

The El Valle and Carlés mines were closed in December 2006.  Restoration activities are continuing.

On January 16, 2007, the Company entered into an option agreement with Kinbauri Gold Corporation (“Kinbauri”), under which Kinbauri had the option to purchase the El Valle mine, the Carlés mine and the El Valle plant for $5,000 in cash, of which $100 was received on signature of the option agreement. On February 15, 2007, Kinbauri gave notice of exercise of the option.  The transaction closed on March 30, 2007 with the Company receiving the $4,900 outstanding balance of the purchase consideration. The Company is committed to restore certain surface areas no longer required for mining, including sealing of the tailings dam that is currently underway.

Total closure costs, including redundancy payments, amounted to $5,312, of which only $520 were outstanding to be paid as at March 31, 2007. Total future restoration costs are estimated at $3,482, which is fully provided for in the balance sheet as at March 31, 2007.

Strategic shareholding in Chariot Resources Limited

As at March 31, 2007, the Company held 60,190,500 common shares of Chariot Resources Limited (“Chariot”), representing 19.9% of the total outstanding common shares of Chariot.

Chariot is a resource company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru. The Marcona copper project is located within the Nazca Province, Ica Department (Peru), in the southern Peruvian coastal belt, approximately 400 kilometres southeast of Lima. The Mina Justa deposit is the principal development target of the Marcona project. A bankable feasibility study is currently being undertaken by Chariot.

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The Company believes the Marcona project has potential for significant low cost copper production and, through its stake in Chariot, it will support sound and effective management to develop and realize this potential.

Exploration

During the first quarter of 2007, the Company drilled 12 exploration holes for a total of 3,808 metres. Ten of these holes (3,506 metres) were drilled at the Aguablanca nickel mine, while the balance were drilled on the Argallón nickel prospect, 55 kilometres to the north of Aguablanca, in the north-northeast part of the Ossa Morena regional project area.

An aggressive reverse circulation (“RC”) drilling program commenced at Tasiast (Mauritania) in the first week of May. Seven holes have been completed so far to the south of the Piment North orebody, the results of which are pending.

Aguablanca deposit

The latest results of the exploration holes drilled at Aguablanca to-date in 2007 are the subject of a separate press release by the Company dated May 14, 2007.

Three rigs are currently drilling from underground on the Aguablanca nickel deposit. During the first quarter of 2007, seven underground holes and three surface holes were completed.

The underground drilling program is following a general drill pattern of 50 by 25 metres in the central part of the deposit, changing to 50 by 50 metres laterally. This program is successfully demonstrating that the nickel sulphide mineralization remains open at depth and also laterally. Six of the seven underground holes completed during the quarter returned wide intervals of disseminated, semi-massive and massive sulphide mineralization, and have returned very positive results, as announced in a separate press release.  Drilling has focused on sections 7300E and 7350E, where the main mineralized zone has now been extended up to 275 metres below the bottom of the open pit.

Subsequent to the end of the quarter, another four underground holes have been completed on sections 7325E and 7250E, all of which have also intersected metric intervals of strong disseminated and semi-massive sulphide mineralization.

Of particular note are the good results obtained in hole AGU-1065 (Section 7325E), which returned 43.50 metres at 0.90% nickel and 0.93% copper, including a high grade interval of 9.90 metres at 2.17% nickel and 1.34% copper. Furthermore, hole AGU-1061 (Section 7250E) returned 14.30 metres at 0.77% nickel and 0.80% copper (including 3.20 metres at 1.16% nickel and 0.82% copper), which is significant since this hole represents a 50 metres step-out to the west. Accordingly, the strike length continuity of the deep mineralized zone at Aguablanca has been extended to, at least, 100 metres.

The top exploration priority in 2007 will be extensive additional step out and infill drilling to completely define the significant underground potential of the Aguablanca deposit. To this end a new underground rig has been ordered and is expected to be on site by the end of the second quarter 2007.

A borehole and surface pulse electromagnetic (“EM”) test survey is also underway. This system is provided by Crone Geophysics and will incorporate its new SQUID sensor. The main objective of this EM program is to search for conductors associated with new zones of massive sulphide mineralization.

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Ossa Morena (Spain and Portugal)

The Company’s extensive landholdings in the Ossa Morena region include several nickel prospects where magmatic sulphide mineralization has been discovered in favourable geological settings.

One of the most prospective targets in the Ossa Morena region is Argallón, located approximately 55 kilometres to the north-northeast of the Aguablanca nickel mine. A 2,000 metres core drilling program has commenced on this project area and two holes have already been completed for a total of 302 metres. Drilling is targeting a 500 metres long, coincident geochemical and geophysical anomaly (induced polarization (“IP”) chargeability), located near the south contact of a 3 kilometres by 1.5 kilometres mafic-ultramafic intrusion. Both holes cut several metric intervals of moderate disseminated and stringer type of mineralization, comprising mostly pyrrhotite, chalcopyrite and minor pyrite. The first hole returned a composite mineralized interval of 19.75 metres at 0.18% nickel and 0.09% copper, including a higher grade interval of 1.00 metre at 0.50% nickel and 0.25% copper. The second hole returned a composite interval of 19.50 metres at 0.15% nickel and 0.07% copper, including a higher grade zone running 0.58% nickel and 0.45% copper over a 0.25 metre interval. These two holes have to-date tested only a very small portion of the large Argallón nickel anomaly.

An airborne EM survey covering the most prospective exploration targets in the Ossa Morena region will commence in the second quarter of 2007.

Mauritania

An 18,000 metre reverse-circulation (“RC”) drilling campaign commenced at Tasiast during the first week of May with a large RC rig operating two twelve hour shifts per day. At this rate, it is estimated that this drilling program could be completed in three to four months. Seven holes have been completed to-date to test the southern and down-dip extensions of the Piment North orebody.

The main objective of this program is to expand currently defined resources by drilling on the already proven lateral extensions of the Tasiast orebodies.

In addition, a separate 2,000 metre core drilling program commenced in May specifically designed to test the depth continuity of the main mineralized zones at Tasiast and also to evaluate the potential for underground mining.  Initially this program will commence on the Piment Central orebody, where a high grade, south plunging ore shoot has been defined.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is near completion, with production expected by mid- 2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

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Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. Examples of such forward-looking statements include, but are not limited to, statements concerning the Company’s expectation that it will meet estimated production targets for the year and have another record year of performance, the Company’s expectation as to the timing of completion of construction and commencement of production at the Tasiast project, the Company’s expectation of a significant monetary compensation in respect of the Salave deposit in certain circumstances and the Company’s estimate of future restoration costs at the El Valle and Carlés mines.   The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

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CONSOLIDATED BALANCE SHEETS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

March 31, December 31,
2007 2006
$ $
(restated)
ASSETS
Current
Cash and cash equivalents 71,718 79,774
Restricted cash 5,950 2,367
Inventories 10,670 12,447
Stockpiled ore 2,043 1,378
Accounts receivable
Taxes receivable 3,899 2,635
Trade receivables 18,045 8,613
Other current assets 2,356 2,242
Current portion of future income tax assets 5,167 5,012
Total current assets 119,848 114,468
Mineral properties, net 231,313 225,436
Other assets 1,314 1,497
Long-term investments in traded securities 43,748 27,653
Future income tax assets 5,518 12,859
401,741 381,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest 1 21,733
Accounts payable and accrued liabilities 51,091 54,018
Current portion of long-term debt 11,577 7,942
Total current liabilities 62,669 83,693
Other long-term liabilities 24,763 25,707
Long-term debt 34,789 38,656
Future income tax liabilities 5,766 3,228
Total liabilities 127,987 151,284

Non-controlling interest 491 347

Shareholders' equity
Common shares 250,278 247,092
Contributed surplus 6,492 6,240
Employee stock options 4,667 5,531
Non-employee stock options and warrants 10,387 10,387
Common share purchase options related to debt 1,893 2,275
Deficit (25,363) (51,713)
Accumulated other comprehensive income
Unrealized gain (loss) on marketable equity securities 9,585 (1,878)
Foreign currency translation adjustment 15,324 12,348
Total shareholders' equity 273,263 230,282
401,741 381,913

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CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

	Three months ended
	March 31
2007 2006
$ $

REVENUES
Sales – Gold operations	4,706	7,083
Sales – Gold operations – Nalunaq ore	—	13,110
Sales – Nickel operations	57,955	27,208
	62,661	47,401

EXPENSES
Cost of sales – Gold operations (a)	(4,583)	(8,015)
Cost of sales – Gold operations – Nalunaq ore (a)	—	(12,372)
Cost of sales – Nickel operations (a)	(13,399)	(9,426)
Depreciation and amortization expenses	(3,135)	(2,910)
Exploration costs	(569)	(1,338)
Administrative and corporate expenses	(2,178)	(1,457)
Accrual for closure of El Valle and Carlés	—	(168)
Disposals of El Valle and Carlés	3,276	—
Other income	96	196
Interest income	472	343
Foreign currency exchange gain (loss)	(1,382)	996
Interest expense and amortization of financing fees	(184)	(399)
Derivatives loss	(4,828)	(9,738)
	(26,414)	(44,288)
Income before income tax	36,247	3,113
Income tax expense	(9,932)	(216)
Net income before non-controlling interest	26,315	2,897
Non-controlling interest	35	9
Net income	26,350	2,906

Deficit, beginning of period (as originally reported)	(51,939)	(122,670)
Effect of changes in accounting principles	226	—
Deficit, end of period	(25,363)	(119,764)

Net income per share – basic	0.16	0.02
Net income per share – diluted	0.16	0.02
Weighted average common shares
outstanding (000) – basic	164,346	159,867
Weighted average common shares
outstanding (000) – diluted	166,721	161,460

 (a) Exclusive of items shown separately below.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended
March 31,
	2007	2006
	$	$
OPERATING ACTIVITIES
Net income (loss)	26,350	2,906
Add (deduct) items not requiring cash
Depreciation and amortization	3,133	2,910
Amortization of deferred financing fees and prepaid expenses	38	35
Disposals of capital assets	(3,553)	—
Accretion of provision for site restoration	96	55
Foreign exchange	—	(935)
Accretion of interest on long-term debt	65	—
Non-cash derivatives loss	747	6,792
Shared-based compensation	210	154
Non-controlling interest	(35)	9
Future income taxes	9,763	216
Restoration expenditures	(98)	(89)
Changes in components of working capital
Inventories	1,878	(995)
Stockpiled ore	(639)	610
Government grants	—	210
VAT and other taxes	(1,215)	(2,636)
Trade receivables	(9,430)	(13,449)
Other current assets	(246)	398
Accounts payable and accrued liabilities	(1,830)	5,641
Cash provided by operating activities	25,234	1,832

INVESTING ACTIVITIES
Expenditures on mineral properties	(11,935)	(15,790)
Disposal of El Valle and Carlés	5,000	—
Grants received	—	210
Restricted cash	(3,500)	28
Long-term deposits and restricted investments	(25)	154
Long-term investments in traded securities	(3,929)	—
Cash used in investing activities	(14,389)	(15,398)

FINANCING ACTIVITIES
Proceeds from issue of common shares	1,982	901
Proceeds from bank loans and other
long-term liabilities	—	5,742
Financing fees on bank loans	(165)	—
Repayment of bank loans	(22,149)	(12,702)
Cash used in financing activities	(20,332)	(6,059)
Foreign exchange gain on cash and cash equivalents
held in foreign currency	1,431	744
Net decrease in cash during the period	(8,056)	(18,881)
Cash and cash equivalents, beginning of period	79,774	53,623
Cash and cash equivalents, end of period	71,718	34,742
Supplemental cash flow information
Interest paid in cash	1,345	733
Income taxes paid in cash	—	—

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For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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